UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                                (Amendment No. 4)


                               Avanex Corporation
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                                (Name of Issuer)


                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)


                                   05348W 10 9
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                                 (CUSIP Number)
                                              La Fleur C. Browne,  Esq.
    Deborah McLean Quinn,  Esq.       Assistant  Secretary and Division  Counsel
        Nixon Peabody LLP                       Corning  Incorporated
    Clinton  Square Suite 1300                   One Riverfront Plaza
     Rochester, New York 14604                Corning, New York 14830-0001
     Telephone:  585-263-1307                    Telephone: 607-974-9000
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(Name,  Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

                                  June 7, 2005
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d01(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 05348W109
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--------- ---------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          Corning Incorporated
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          16-0393470
--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a)
          (b) X
--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   3      SEC USE ONLY

--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   4      SOURCE OF FUNDS

--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)
--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          New York
--------- ---------------------------------------------------------------------
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           NUMBER OF                 7     SOLE VOTING POWER
             SHARES                        12,884,726 shares
          BENEFICIALLY            -------- -------------------------------------
            OWNED BY              -------- -------------------------------------
              EACH                   8     SHARED VOTING POWER
           REPORTING                          0
          PERSON WITH             -------- -------------------------------------
                                  -------- -------------------------------------
                                     9     SOLE DISPOSITIVE POWER
                                           12,884,726 shares
                                  -------- -------------------------------------
                                  -------- -------------------------------------
                                    10     SHARED DISPOSITIVE POWER
                                           0
--------------------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON          12,884,726
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          8.9%
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          CO
--------- ---------------------------------------------------------------------

CUSIP No. 05348W109                 SCHEDULE 13D

     This Amendment No. 4 to Schedule 13D is filed by Corning Incorporated ("Corning"), a New York corporation, in connection with shares of the Common Stock, par value $.001 per share, of Avanex Corporation ("Avanex" or "Issuer"), a Delaware corporation with offices at 40919 Encyclopedia Circle, Fremont, California 94538.

Item 1. Security and Issuer.

     This Amendment No. 4 to Schedule 13D relates to shares of the Common Stock, par value $.001 per share ("Common Stock") of Avanex Corporation (the "Issuer" or "Avanex"). The Issuer's principal executive office is located at 40919 Encyclopedia Circle, Fremont, California 94538. Based upon Avanex's Form 8-K Current Report dated May 16, 2005, Avanex had 144,784,887 shares of Avanex Common Stock issued and outstanding on May 11, 2005. This Amendment No. 4 reflects a decrease in the percentage ownership of the Issuer's shares resulting the sale of shares of Avanex Common Stock by Corning.

Item 2.  Identity and Background.

     Corning is organized as a corporation under the laws of the State of New York, and its business address is One Riverfront Plaza, Corning, New York 14831.

     The names, business addresses, principal occupations and citizenship of the directors and executive officers of Corning as of June 13, 2005, are set forth in Annex A hereto and are incorporated herein by reference.

     None of Corning or its directors or executive officers, has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         Not applicable.

Item 4.  Purpose of Transaction

     As described in Item 4 of Schedule 13D filed on May 22, 2003, and pursuant to the Stockholders' Agreement, a copy of which is filed therewith as Exhibit
99.3 and which is incorporated herein by reference, Joseph A. Miller, Executive Vice President and Chief Technology Officer of Corning, serves as a member of the Board of Directors of Avanex.

Item 5.  Interest in Securities of the Issuer

     As of June 13, 2005, Corning owns 12,884,726 shares of Avanex Common Stock, or 8.9% of the outstanding. Corning has the sole power to vote 12,886,725 shares of Avanex Common Stock and does not share voting power with respect to any shares of Avanex Common Stock. Corning has the sole dispositive power with respect to 12, 886,725 shares of Avanex Common Stock and does not share dispositive power with respect to any shares of Avanex Common Stock. On June 3, 2005, Corning sold 250,000 shares of Avanex Common Stock in the open market at an average price per share of $1.12. On June 6, 2005, Corning sold 800,000 shares of Avanex Common Stock in the open market at an average price per share of $1.08. On June 7, 2005, Corning sold 801,000 shares of Avanex Common Stock in the open market at an average price per share of $1.02. On June 8, 2005, Corning sold 805,000 shares of Avanex Common Stock in the open market at an average price per share of $1.00. On June 9, 2005, Corning sold 575,000 shares of Avanex Common Stock in the open market at an average price per share of $0.98. On June 10, 2005, Corning sold 1,063,908 shares of Avanex Common Stock in the open market at an average price per share of $0.96.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Other than the Purchase Agreement and the Stockholders' Agreement, the terms of which are described in Amendment No. 1 to Schedule 13D, filed on July 31, 2003, and copies of which were filed therewith and which are incorporated herein by reference, and the Agreement Relating to Gift of Shares of the Common Stock of Avanex Corporation, the terms of which are described in Amendment No. 2 to Schedule 13D, filed on December 29, 2003, and a copy of which is filed therewith and which is incorporated herein by reference, there are no contracts, arrangements, understandings or relationships among Corning or, to the best knowledge of Corning, among any of Corning's executive officers and directors or, to the their knowledge, between any of Corning's executive officers and directors and any other person, with respect to the shares of Avanex Common Stock.

Item 7.  Material to Be Filed as Exhibits

         Not applicable.



Signature

     After reasonable inquiry and to the best of the undersigned's knowledge and belief I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 13, 2005          Corning Incorporated



                               By:   /s/ La Fleur C. Browne
                               -----------------------------------------------
                               Print Name:  La Fleur C. Browne
                               Title:  Assistant Secretary and Division Counsel

                             Annex A to Schedule 13D

Executive Officers of Corning Incorporated (all with business addresses at One Riverfront Plaza, Corning, New York 14831):

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     Name:                   Citizenship:                        Title:
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Larry Aiello          United States       President & Chief Executive Officer,
                                          Corning Cable Systems
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Katherine A. Asbeck   United States       Senior Vice President & Corporate
                                          Controller
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Robert B. Brown       United States       Senior Vice President & General
                                          Manager - Life Sciences
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--------------------------------------------------------------------------------
Robert L. Ecklin      United States       Executive Vice President -
                                          Environmental Technologies & Strategic
                                          Growth
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--------------------------------------------------------------------------------
William D. Eggers     United States      Senior Vice President & General Counsel
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
James B. Flaws*       United States      Vice Chairman & Chief Financial Officer
--------------------------------------------------------------------------------
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Kirk R. Gregg         United States      Executive Vice President & Chief
                                         Administrative Officer
--------------------------------------------------------------------------------
---------------------------------------------------- ---------------------------
James R. Houghton*    United States      Chairman of the Board
---------------------------------------------------- ---------------------------
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Donald B. McNaughton  United States      Senior Vice President - Display
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Lawrence D. McRae     United States      Senior Vice President, Corporate
                                         Development
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Joseph A. Miller      United States      Executive Vice President & Chief
                                         Technology Officer
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--------------------------------------------------------------------------------
Eric S. Musser        United States      Vice President and General Manager,
                                         Optical Fiber
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--------------------------------------------------------------------------------
Mark S. Rogus         United States      Senior Vice President & Treasurer
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Pamela C. Schneider   United States      Senior Vice President & Operations
                                         Chief of Staff
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--------------------------------------------------------------------------------
Peter F. Volanakis*   United States      Chief Operating Officer
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Wendell P. Weeks*     United States      President & Chief Executive Officer
--------------------------------------------------------------------------------
*Also a member of the Board of Directors

Non-Employee Directors of Corning Incorporated (all with business addresses at One Riverfront Plaza, Corning, New York 14831):

--------------------------------------------------------------------------------
         Name:                     Citizenship:                    Title:
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
John Seely Brown       United States       Retired Chief Scientist, Xerox
                                           Corporation
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Gordon Gund            United States       Chairman & Chief Executive Officer,
                                           Gund Investment Corp.
--------------------------------------------------------------------------------
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Jeremy R. Knowles      United States       Amory Houghton Professor of Chemistry
                                           & Biochemistry, Harvard University
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
John M. Hennessy       United States       Senior Advisor, Credit Suisse First
                                           Boston
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
James J. O'Connor      United States       Retired Chairman of the Board & Chief
                                           Executive Officer, Unicom Corporation
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Deborah Rieman         United States       Retired President & Chief Executive
                                           Officer, Check Point Software
                                           Technologies, Inc.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
H. Onno Ruding         The Netherlands     Retired Vice President,
                                           Citicorp & Citybank, N.A.
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--------------------------------------------------------------------------------
Eugene C. Sit          United States       Chairman, Chief Executive Officer &
                                           Chief Investment Officers, Sit
                                           Investment Associates, Inc.
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--------------------------------------------------------------------------------
William D. Smithburg   United States       Retired Chairman, President & Chief
                                           Executive Officer, The Quaker Oats
                                           Company
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--------------------------------------------------------------------------------
Hansel E. Tookes II    United States        Retired Chairman & Chief Executive
                                            Officer, Raytheon Aircraft Company
--------------------------------------------------------------------------------